Item 13: Segmentation; Notice

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (<u>e.g.,</u> segmented by type of participant, order size, duration, source, or nature of trading activity)?

<mark>Yes</mark>☒No☐

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

INCLUSION LEVELS

FRS Orders submitted by Citi-ONE Direct Subscribers and directed FRS Orders submitted by Indirect Subscribers that remove liquidity are ranked by CGMI at five different levels (Taker 1 through Taker 5) (each, a "Taker Level"), based on a Mark-out Analysis performed by CGMI as described below. FRS Orders submitted by CGMI Business Units and CGMI Affiliates and non-directed FRS Orders submitted by Indirect Subscribers do not go through the Mark-out Analysis.

When two orders match on Citi-ONE, the liquidity-providing order is always the first-in-time order and the liquidity-taking order is always the second-in-time order. Citi-ONE permits Participants submitting FRS Orders to apply an Inclusion Level, and it will apply the Inclusion Level selected by the liquidity-providing FRS Order in a match; any Inclusion Level tag associated with a liquidity-taking FRS Order will be ignored. Inclusion Levels indicate the willingness of the liquidity provider to interact with an identified Taker Level. Inclusion Level 5 results in the most inclusive interaction, allowing a liquidity-providing order to interact with FRS Orders at all Taker Levels; and Inclusion Level 1 results in the most exclusive interaction, permitting a liquidity-providing order to interact only with Taker Level 1 orders (see discussion below regarding IMPACT OF INCLUSION LEVEL SELECTION ON ORDER INTERACTION). If no Inclusion Level is applied, an order will be treated as if it had applied Inclusion Level 5. All liquidity-providing FRS Orders, regardless of Inclusion Level, are eligible to interact with liquidity-taking FRS Orders submitted by CGMI Business Units and CGMI Affiliates and non-directed liquidity-taking FRS Orders submitted by Indirect Subscribers, though other order parameters (for example, DNCP, MinQty, or MaxQty) may prevent a match.

CATEGORY ID ASSIGNMENT

A Participant sending liquidity-taking FRS Orders can distinguish various aspects of its order flow to CGMI by using one or more Category IDs, which will be used in the Mark-out Analysis, if applicable.

A Category ID is an indicator a Direct Subscriber can attach or an Indirect Subscriber can request CGMI to attach to an order. A Participant can utilize multiple Category IDs to distinguish, for example, order flow from different business lines, particular underlying clients, child orders associated with particular trading strategies, or order flow of affiliated entities. For example, a broker-dealer Participant could have four Category IDs associated with that Participant's FRS Orders - one for order flow from its Cash High Touch Desk, one for its Agency Program Desk order flow, one for its Central Risk Desk order flow, and one for the remainder of its FRS Order flow. Similarly, and by way of further example, asset managers and hedge fund Subscribers could assign a Category ID for each fund separately managed. Participants are not required to have multiple Category IDs. If no Category ID is entered by a Participant or only one Category ID is used, the Mark-out Analysis, if applicable, will consider all of a Participant's liquidity-taking FRS order flow collectively.

CGMI Business Units similarly may elect to segment their principal order flow through the same process as other Participants, by attaching Category IDs to FRS Orders routed to Citi-ONE.

CGMI assigns an initial Category ID to order flow from a CGMI Affiliate that represents the principal interest of the CGMI Affiliate (and separate Category IDs to order flow representing the interests of each of the CGMI Affiliate's customers), however this cannot be used to prevent Subscriber orders from interacting with orders that are on behalf of CGMI Affiliates' principal accounts as all such orders are handled by CGMI in an agency capacity, which is the designation that the DNCP instruction relies on.

CGMI may use Category IDs to distinguish order flow for Participants that access Citi-ONE via the CGMI algos and/or SOR. If an Indirect Subscriber or CGMI Business Unit does not segment their orders into multiple Category IDs, CGMI's algos and/or SOR may be instructed by MQA to apply multiple Category IDs to the flow (unless the Indirect Subscriber or CGMI Business Unit requests that their flow not be segmented into multiple Category IDs). MQA may also use additional Category IDs, beyond those initially assigned, to further segment CGMI Affiliate order flow. The applicable Category ID(s) might be based in whole or in part on execution optimization preferences (e.g., minimizing slippage) requested by the Indirect Subscriber, CGMI Business Unit, or CGMI Affiliate or may be set by MQA based on criteria such as historical fill rates and spread capture.

For all Participants, a Category ID may be selected on an order-by-order basis by populating a designated FIX tag. Direct Subscribers also may apply Category IDs at the subscriber level. If a Direct Subscriber has a default Category ID and populates the designated FIX tag on a particular order, the order-specific Category ID will apply.

When an FRS Order is a liquidity-providing order upon arrival at Citi-ONE, any Category ID tag associated with the order is ignored, as the order is liquidity providing rather than liquidity taking.

MARK-OUT ANALYSIS

CGMI maps all liquidity-taking FRS Orders submitted by Citi-ONE Direct Subscribers and directed FRS Orders submitted by Indirect Subscribers into five Taker Levels based on its Mark-out Analysis, which, on a standardized, post-trade basis, evaluates the movement of an NMS Stock's midpoint over a short, configurable time horizon surrounding an execution in that NMS Stock. FRS Orders submitted by CGMI Business Units and CGMI Affiliates and non-directed FRS Orders submitted by Indirect Subscribers do not go through the Mark-out Analysis.

Citi-ONE applies the Mark-out Analysis to applicable flow at the Subscriber level or, if the Subscriber has segmented order flow using Category IDs, at the Category ID level. As a general matter, the Subscriber's FRS Orders or the Category ID's FRS Orders will be subject to a Mark-out Analysis once there have been a minimum number of liquidity-taking FRS Order executions and a minimum number of total executed shares, as determined by CGMI, over a 30-day rolling period for that Subscriber or Category ID that starts on the first day a Subscriber's or Category ID's FRS Orders are sent to Citi-ONE. Every applicable Subscriber and Category ID will be subject to the same minimum number of liquidity-taking FRS order executions and minimum number of total executed shares over a 30-day time frame; these thresholds will not vary by Subscriber or Category ID. Until this threshold has been reached, a Subscriber's or the Category ID's liquidity-taking FRS Orders will be defaulted to Taker Level 3.

CGMI will use the results of the Mark-out Analysis to determine how favorable, on an aggregate basis, the executions associated with a particular Subscriber or Category ID were for the liquidity provider, on a scale of 1 through 5, with 1 being most favorable, and 5 being most unfavorable. The Subscriber or Category ID order flow as a whole is assigned a corresponding Taker Level 1 through 5.

CGMI conducts a new Mark-out Analysis for applicable Subscribers and Category IDs approximately monthly. CGMI may change without notice a Subscriber's or Category ID's assigned Taker Level based on the results of a new Mark-out Analysis. After CGMI performs a Mark-out Analysis, any new or changed Taker Level(s) will become effective within seven (7) business days.

CGMI reserves the right to move a Subscriber or Category ID from a lower Taker Level (e.g., Taker Level 3) to a higher Taker Level (e.g., Taker Level 5)--reflecting that executions with this Subscriber or Category ID are less favorable for the liquidity provider--before the completion of the 30-day rolling period (and regardless of the number of executed shares) for new Subscribers and Category IDs and on an intramonth basis for existing Subscribers and Category IDs if a review of the Subscriber's or Category ID's executions warrants such a change in CGMI's sole discretion. In exercising this discretion, CGMI may consider, among other factors, deviations from previous trading behavior of a Subscriber or Category ID (e.g., atypical timing of orders or changes in types of symbols for which the Subscriber or Category ID sends orders); volume of trading (e.g., sporadic volume or excessive volume of liquidity-taking orders); and whether the Subscriber or Category ID has otherwise exhibited behavior inconsistent with their assigned Taker Level. <u>Alternatively, CGMI will place a new Subscriber or Category ID in Taker Level 5 at the request of the relevant Subscriber; CGMI will not honor requests to place new Subscribers or Category IDs in Taker Levels other than 5.</u> Taker Level changes made pursuant to this paragraph become effective overnight.

CGMI may, in its sole discretion and without notice to Subscribers, change the methodology used to assign Subscribers or Category IDs to a particular Taker Level.

The results of the Mark-out Analysis and the methodology for conducting the Mark-out Analysis are reviewed on a periodic basis at governance meetings comprised of the ATS Supervisor (or approved Series 24 delegate) and representatives from MQA, Equities Management, Technology, and/or Product and Electronic Trading Compliance.

Upon request, including a one-time request or requests to receive updates any time a Taker Level is changed, Citi-ONE will inform a Subscriber on a best-efforts basis either verbally or in writing of the Subscriber's and/or its Category ID's designated Taker Level. A Subscriber cannot contest its designated Taker Level. See Part III, Item 13(d).

IMPACT OF INCLUSION LEVEL SELECTION ON ORDER INTERACTION

As noted, Participants may designate an Inclusion Level for their FRS Order(s) and Citi-ONE will apply the Inclusion Level selected by the liquidity-providing FRS Order in a match; any Inclusion Level tag associated with a liquidity-taking FRS Order will be ignored. The selected Inclusion Level determines the Taker Level(s) with which a Participant's liquidity-providing order(s) may interact.

For all Participants, an Inclusion Level may be selected on an order-by-order basis by populating a designated FIX tag. In the event that no Inclusion Level is specified for an FRS Order, the FRS Order will be treated as an Inclusion Level 5 FRS Order (i.e., eligible to interact with all Taker Levels).

The impact of selecting Inclusion Level 1, 2, 3, 4, or 5, is as follows. When a Participant sending a liquidity-providing FRS Order selects Inclusion Level 1, the Participant's order will only interact with Taker Level 1 orders. If a Participant sending a liquidity-providing FRS Order selects Inclusion Level 2, the Participant's order will only interact with Taker Level 1 or 2 orders. If a Participant sending a liquidity-providing FRS Order selects Inclusion Level 3, the Participant's order will only interact with Taker Level 1, 2, or 3 orders. If a Participant sending a liquidity-providing FRS Order selects Inclusion Level 4, the Participant's order will only interact with Taker Level 1, 2, 3, or 4 orders. If a Participant sending a liquidity-providing FRS Order selects Inclusion Level 5 or does not select an Inclusion Level, the Participant's order will interact with Taker Level 1, 2, 3, 4, or 5 orders. All liquidity-providing FRS Orders, regardless of Inclusion Level, are eligible to interact with liquidity-taking FRS Orders submitted by CGMI Business Units and CGMI Affiliates and non-directed liquidity-taking FRS Orders submitted by Indirect Subscribers, though other order parameters (for example, DNCP, MinQty, or MaxQty) may prevent a match.

NON-FRS ORDER TYPES

Inclusion Levels are not applicable to Conditional Orders (including any related Firm-up Orders) or Market on Close Orders. If one of these orders is accompanied by an Inclusion Level, that instruction will be ignored. Conditional Orders (including any related Firm-up Orders) and Market on Close Orders are also not treated as liquidity-taking orders for purposes of assigning Taker Levels. These order types are not scored by the Mark-out Analysis and do not impact the Taker Level assigned to a Participant or Category ID. If one of these orders is accompanied by a Category ID, that instruction will be ignored. For more information on Conditional Orders, including Firm-up Order interactions with FRS Orders, see Part III, Items 7, 9, and 11, and for more information on Market on Close Orders, see Part III, Items 11 and 17.

b. If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?

Yes☐ No☒

If no, identify and explain any differences.

As explained in Part III, Item 13(a), FRS Orders submitted by Citi-ONE Direct Subscribers and directed FRS Orders submitted by Indirect Subscribers that remove liquidity are ranked by CGMI are assigned one of Taker Level 1 through 5 based on the Mark-out Analysis performed by CGMI. Liquidity-taking FRS Orders submitted by CGMI Business Units and CGMI Affiliates and non-directed liquidity-taking FRS Orders submitted by Indirect Subscribers do not go through the Mark-out Analysis. If an Indirect Subscriber or CGMI Business Unit does not segment their orders into multiple Category IDs, CGMI's algos and/or SOR may be instructed by MQA to apply multiple Category IDs to the flow (unless the Indirect Subscriber or CGMI Business Unit requests that their flow not be segmented into multiple Category IDs). MQA may also use additional Category IDs, beyond those initially assigned, to further segment CGMI Affiliate order flow. This process may result in the flow of some Indirect Subscribers, CGMI Business Units, or CGMI Affiliates being segmented into multiple Category IDs and others not segmented. This process does not apply to Direct Subscriber flow.

c. Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?

Yes☐No☒

d. If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?

Yes☒No☐

If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.

Upon request, including a one-time request or requests to receive updates any time a Taker Level is changed, Citi-ONE will inform a Subscriber on a best-efforts basis either verbally or in writing of the Subscriber's and/or its Category ID's designated Taker Level. A Subscriber cannot contest its designated Taker Level.

e. If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?

Yes☐No☒

If no, identify and explain any differences.

Because Citi-ONE provides a Subscriber with their designated Taker Level(s) upon request and on a best-efforts basis and there is no formal process for informing Subscribers of their assigned Taker Level(s), some Subscriber(s) may be made aware of their Taker Level(s) while others are not.